   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               S&T BANCORP, INC.
                               (Name of issuer)

                               S&T BANCORP, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $2.50 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   783859101
                     (CUSIP Number of Class of Securities)

                                ROBERT E. ROUT
                            CHIEF FINANCIAL OFFICER
                               S&T BANCORP, INC.
                            800 PHILADELPHIA STREET
                          INDIANA, PENNSYLVANIA 15701
                                (412) 349-1800
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:
                               RICHARD E. BALTZ
                                ARNOLD & PORTER
                           555 TWELFTH STREET, N.W.
                            WASHINGTON, D.C. 20004
                                (202) 942-5124
                             (202) 942-5999 (FAX)

                                 ------------

                               JANUARY 20, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                                 ------------

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       TRANSACTION VALUATION*              AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------
                            $73,500,000                           $14,700

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $49.00 per share.

[_] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 ------------

          Amount Previously Paid: N/A               Filing Party: N/A

          Form or Registration No.: N/A             Date Filed: N/A
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this Schedule 13E-4 relates is S&T Bancorp, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 800 Philadelphia Street, Indiana, Pennsylvania 15701.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $2.50 par value per share (the "Shares"), 14,143,655 of which Shares were outstanding as of January 15, 1998, at prices not less than $46.00 nor in excess of $49.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, and incorporated herein by reference. Employees, officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. The information set forth in "Introduction", "Section 1--Number of Shares; Proration" and "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Introduction" and "Section 7--Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "Introduction" and "Section 10--Source and Amount of Funds," "Section 8--Purpose of the Offer; Certain Effects of the Offer," "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" and "Section 12--Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "Section 11--Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Schedule A" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction" and "Section 10--Source and Amount of Funds," "Section 8--Purpose of the Offer; Certain Effects of the Offer," and "Section 11--Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  The information set forth in "Introduction" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL CONDITION.

  (a)-(b) The information set forth in "Section 9--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in "Section 13--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Section 12--Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)Form of Offer to Purchase, dated January 20, 1998.

     (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

     (3) Form of Notice of Guaranteed Delivery.

     (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the
         Instruction Form).

     (6) Form of Letter to Shareholders of the Company, dated January 20, 1998, from James C. Miller, President and Chief Executive Officer of the Company.

     (7) Form of Letter to Participants in Thrift Plan for Employees of S&T Bancorp, Inc.

     (8) Form of Memorandum, dated January 20, 1998 to the Company's employees.

     (9) Form of Question and Answer Brochure.

    (10) Text of Press Release issued by the Company, dated January 20, 1998.

    (11) Text of Press Announcement to be published in local and regional newspapers on January 20, 1998.

    (12) Text of Press Release Announcing 1997 Earnings issued by the Company, dated January 20, 1998.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

January 20, 1998                          S&T BANCORP, INC.

                                          By: /s/ James C. Miller
                                          -------------------------------------
                                          James C. Miller
                                          President and Chief Executive
                                          Officer

                                                                  Exhibit(a)(1)
                               S&T BANCORP, INC.

                          OFFER TO PURCHASE FOR CASH

                         UP TO 1,500,000 SHARES OF ITS
                    COMMON STOCK, PAR VALUE $2.50 PER SHARE

                   AT A PURCHASE PRICE NOT LESS THAN $46.00
                       NOR IN EXCESS OF $49.00 PER SHARE
                                 ------------

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
               AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998
                         UNLESS THE OFFER IS EXTENDED.
                                 ------------

  S&T Bancorp, Inc., a Pennsylvania corporation (the "Company"), invites its shareholders to tender shares of its Common Stock, par value $2.50 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not less than $46.00 nor in excess of $49.00 per Share specified by such tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not less than $46.00 nor in excess of $49.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 1,500,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not less than $46.00 nor in excess of $49.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned. Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.
                                 ------------

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6.
                                 ------------

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth under "Section 3--Procedure for Tendering Shares." SHAREHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES, IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

 THE BOARD OF  DIRECTORS OF THE  COMPANY HAS UNANIMOUSLY  APPROVED THE OFFER.
  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO
   ANY  SHAREHOLDER  AS TO  WHETHER  TO  TENDER  ALL  OR ANY  SHARES.  EACH
    SHAREHOLDER MUST MAKE HIS OR HER  OWN DECISION AS TO WHETHER TO TENDER
     SHARES AND, IF SO,  HOW MANY TO TENDER AND AT WHAT PRICE. EMPLOYEES,
       DIRECTORS AND EXECUTIVE OFFICERS MAY PARTICIPATE IN THE OFFER  ON
        THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS.

                     The Dealer Manager for the Offer is:
                         KEEFE, BRUYETTE & WOODS, INC.

                    The Information Agent for the Offer is:
                    CORPORATE INVESTOR COMMUNICATIONS, INC.

            The date of this Offer to Purchase is January 20, 1998

  As of January 15, 1998, the Company had issued and outstanding 14,143,655 Shares, and had reserved 542,000 Shares for issuance upon exercise of currently exercisable stock options under the Company's Incentive Stock Plan. The 1,500,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 11% of the Shares then outstanding. The Shares are traded on the Nasdaq National Market. The Shares trade under the symbol "STBA." On January 15, 1998, the closing price of the Shares as reported on the Nasdaq National Market was $43.75 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  TO TENDER SHARES PROPERLY, SHAREHOLDERS MUST COMPLETE THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

  Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

 SECTION                                                                   PAGE
 -------                                                                   ----
         INTRODUCTION....................................................    1
    1.   NUMBER OF SHARES; PRORATION.....................................    2
    2.   TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.....................    3
    3.   PROCEDURE FOR TENDERING SHARES..................................    4
    4.   WITHDRAWAL RIGHTS...............................................    6
    5.   ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE..    7
    6.   CERTAIN CONDITIONS OF THE OFFER.................................    8
    7.   PRICE RANGE OF SHARES; DIVIDENDS................................   10
    8.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER..............   10
    9.   CERTAIN INFORMATION CONCERNING THE COMPANY......................   11
   10.   SOURCE AND AMOUNT OF FUNDS......................................   21
   11.   INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND
         ARRANGEMENTS CONCERNING SHARES..................................   21
   12.   EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
         UNDER THE EXCHANGE ACT..........................................   22
   13.   CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.....................   23
   14.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.........................   23
   15.   EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.............   26
   16.   FEES AND EXPENSES...............................................   27
   17.   ADDITIONAL INFORMATION..........................................   27
   18.   MISCELLANEOUS...................................................   27

To the Holders of Shares of Common Stock of
S&T Bancorp, Inc.:

                                 INTRODUCTION

  S&T Bancorp, Inc., a Pennsylvania corporation (the "Company" or "S&T"), invites its shareholders to tender shares of its Common Stock, par value $2.50 per share (the "Shares"), at a price, net to the seller in cash, without interest thereon, not less than $46.00 nor in excess of $49.00 per Share specified by such tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

  The Company will determine a single per Share price (not less than $46.00 nor in excess of $49.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 1,500,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not less than $46.00 nor in excess of $49.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

  If more than 1,500,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares first from shareholders who owned beneficially as of the close of business on January 15, 1998, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other shareholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay the expenses of Keefe, Bruyette & Woods, Inc. (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and Corporate Investor Communications, Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 16. ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 14.

  THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS.

  As of January 15, 1998 the Company had issued and outstanding 14,143,655 Shares, and had reserved 542,000 Shares for issuance upon exercise of currently exercisable stock options under the Company's Incentive

Stock Plan. The 1,500,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 11% of the Shares then outstanding.

  The Shares are traded on the Nasdaq National Market. The Shares trade under the symbol "STBA." On January 15, 1998 the closing price of the Shares on the Nasdaq National Market was $43.75 per Share. See Section 7. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  Questions and requests for assistance may be directed to the Information
Agent:

                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                              Carlstadt, NJ 07072
                     Banks and Brokers call (800) 346-7885
                   All others call Toll Free (800) 201-9605

                        1. NUMBER OF SHARES; PRORATION

  Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 1,500,000 Shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not less than $46.00 nor in excess of $49.00 per Share. The later of 5:00 p.m., Eastern time, on February 18, 1998, or the latest time and date to which the Offer is extended pursuant to
Section 15, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

  The Company will determine the Purchase Price taking into consideration the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to purchase 1,500,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not less than $46.00 nor in excess of $49.00 per Share) pursuant to the Offer. Subject to Section 15, the Company reserves the right to purchase more than 1,500,000 Shares pursuant to the Offer, but does not currently plan to do so. THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

  In accordance with Instruction 5 of the Letter of Transmittal, each shareholder who wishes to tender Shares must specify the price (not less than $46.00 nor in excess of $49.00 per Share) at which such shareholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not less than $46.00 nor in excess of $49.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

  Upon the terms and subject to the conditions of the Offer, if 1,500,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 1,500,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

    (a)first, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on January 15, 1998 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

    (b)then, after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

  If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered and (ii) as a result of the "odd lot" procedure described in Section 2, the Company does not expect that it would be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven (7) trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares also may obtain such preliminary information from the Dealer Manager or the Information Agent.

  As described under "Section 14--Certain Federal Income Tax Consequences," the number of Shares that the Company will purchase from a shareholder may affect the federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder's decision whether to tender Shares.

  The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

  For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

  Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

  All Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on January 15, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, will be accepted for purchase before proration, if any, of other tendered Shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a shareholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

  As of January 15, 1998, there were approximately 3,005 holders of record of Shares. Approximately 579 of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 19,595 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to determine the exact number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any shareholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

  The special Odd Lot purchase rules described above do not apply to any Shares held in the Thrift Plan for Employees of S&T Bancorp ("Thrift Plan").

                       3. PROCEDURE FOR TENDERING SHARES

  To tender Shares validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at such address, (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), or (iii) the tendering shareholder must comply with the guaranteed delivery procedure described below, in each case on or prior to the Expiration Date.

  IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A SHAREHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.50) AT WHICH SUCH SHARES ARE BEING TENDERED.

  Shareholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

  In addition, Odd Lot Holders who tender all such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as described in Section 2.

  The Depositary will establish an account with respect to the Shares at the Depositary Transfer Company ("DTC") (hereinafter referred to as the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to one of the Book-Entry Transfer Facilities in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

  The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

  Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes any participant in any Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment

Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

  If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

    (a)such tender is made by or through an Eligible Institution;

    (b)the Depositary receives (by hand, mail, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered) and includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

    (c)the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

  THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN SHAREHOLDERS (AS DEFINED IN SECTION 14) MUST SUBMIT A PROPERLY COMPLETED FORM W-8 (WHICH MAY BE OBTAINED FROM THE DEPOSITARY) IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN SHAREHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 14). For a discussion of certain federal income tax consequences to tendering shareholders, see Section 14. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

  The Thrift Plan includes a Company stock investment fund and an employee stock ownership plan ("ESOP") account. As of January 15, 1998, a total of 244,461 shares were held in the Company stock investment fund, all of which were allocated to participant accounts, and 277,254 shares were held by the ESOP, of which 264,254 were allocated to participant accounts. Shares allocated to participants' accounts will, subject to the limitations of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations thereunder ("ERISA"), be tendered by the trustees of the Thrift Plan according to the instructions of participants. The trustees will make available to the participants whose accounts hold allocated Shares all documents furnished to shareholders of the Company in connection with the Offer generally and will provide additional information in separate letters with respect to the operations of the Offer to the participants. Each such participant also will receive a form upon which the participant may instruct the trustees regarding the Offer. Each participant may direct that all or some of the Shares allocated to the participants' accounts be tendered. Participants also will be afforded withdrawal rights. See "Section 4--Withdrawal Rights."

  Under ERISA the Company will be prohibited from purchasing any Shares from the Thrift Plan (including Shares allocated to the accounts of participants) if the Purchase Price is less than the prevailing market price of the Shares on the date the Shares are accepted for payment pursuant to the Offer. If Shares tendered from the Thrift Plan would have been accepted pursuant to the terms of the Offer except for this prohibition, such Shares shall automatically be deemed to be withdrawn.

  Shareholders who participate in the Company's Dividend Reinvestment Plan who want to tender Shares under that plan should mark the appropriate box on the Letter of Transmittal and follow the relevant instructions therein.

  It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's representation and warranty that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

  All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

  CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL (OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE) AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE PROPERLY TENDERED.

                             4. WITHDRAWAL RIGHTS

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, Eastern time, March 17, 1998 unless theretofore accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in purchasing Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

  Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, Eastern time, March 17, 1998, unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a shareholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn (including the number of Shares being withdrawn); (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

  A shareholder of Shares held with any of the Book-Entry Transfer Facilities must call such shareholder's broker and instruct such broker to withdraw such tender of Shares and instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. A purported notice of withdrawal which lacks any of the applicable required information noted above will not be an effective withdrawal of a tender previously made.

  Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

       5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

  Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering shareholders, announce the Purchase Price, and (subject to the proration provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery an Agent's Message, and any other required documents.

  For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven (7) trading days after the Expiration Date. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the aggregate

Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making such payment.

  Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Date without expense to the tendering shareholder.

  Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See
Section 1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

  The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

  ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

                      6. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after January 20, 1998 and at or before acceptance for payment of any Shares any of the following shall have occurred:

    (a)there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

    (b)there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or
  (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c)there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

    (d)a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

    (e)there shall have occurred any event or events that has resulted, or may in the sole judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries;

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

  Acceptance of Shares validly tendered in the Offer is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of Shares validly tendered, the Company would continue to have at least 300 shareholders of record and the Shares would remain listed for quotation on the Nasdaq National Market. This condition may not be waived.

  The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

                      7. PRICE RANGE OF SHARES; DIVIDENDS

  The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the Nasdaq National Market for the periods indicated.

                                                                       DIVIDENDS
                                                        HIGH     LOW   DECLARED
                                                       ------- ------- ---------
Fiscal 1996
1st Quarter........................................... $30 3/4 $28       $0.21
2nd Quarter...........................................  31 1/4  29 1/2    0.24
3rd Quarter...........................................  31 3/4  29 5/8    0.24
4th Quarter...........................................  31 3/4  30        0.25
Fiscal 1997
1st Quarter........................................... $36 3/4 $29 3/4   $0.25
2nd Quarter...........................................  36 7/8  29 1/2    0.28
3rd Quarter...........................................  38 3/4  33 1/4    0.28
4th Quarter...........................................  44 1/2  38 1/2    0.30

  On January 15, 1998, the closing price of the Shares on the Nasdaq National Market was $43.75 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

             8. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

  The Company believes that the purchase of Shares is an attractive use of a portion of the Company's available capital on behalf of its shareholders and is consistent with the Company's long-term goal of increasing shareholder value. The Company believes it has adequate sources of capital to complete the Share repurchase and pursue business opportunities.

  Over time, the Company's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize shareholder value, the Company's management and its Board of Directors believe that the purchase of Shares pursuant to the Offer is a positive action that is intended to accomplish the desired objective of increasing shareholder value.

  Other actions previously employed, including an open market purchase of Shares, have enhanced shareholder value, but capital remains at high levels. The Offer is designed to restructure the Company's balance sheet in order to increase return on equity by reducing the amount of equity outstanding. Based upon the current market price of its Shares, the Company believes that the purchase of Shares is an attractive use of its funds. Following the purchase of the Shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer, the Company expects that the Company and its wholly owned subsidiary bank, S&T Bank (the "Bank"), will continue to maintain the highest regulatory standard for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

  The Offer will enable shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price or prices (not less than $46.00 nor in excess of $49.00 per Share) at which they are willing to sell their Shares, and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer may also give shareholders the opportunity to sell Shares at prices greater than market prices prevailing prior to the announcement of the Offer. See Section 7. In addition, qualifying shareholders owning beneficially fewer than 100 Shares, whose Shares are purchased pursuant to the Offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

  Shareholders who do not tender their Shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or a proration pursuant to Section 1 of the Offer will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer, will maintain the highest regulatory capital ranking. Consequently, the Company believes that shareholders will not be subject to materially greater risk as a result of the reduction of the capital base.

  Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of Shares and the Company's ability to issue additional equity securities in the future. In addition, to the extent the purchase of Shares pursuant to the Offer results in a reduction of the number of shareholders of record, the Company's costs for services to shareholders may be reduced. Finally, the Offer may affect the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years.

  If fewer than 1,500,000 Shares are purchased pursuant to the Offer, the Company may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to shareholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

  Shares the Company acquires pursuant to the Offer will be restored to the status of authorized and unissued Shares, or placed in the Company's treasury, and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the Shares repurchased pursuant to the Offer.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS.

                 9. CERTAIN INFORMATION CONCERNING THE COMPANY

GENERAL

  The Company was incorporated on March 17, 1983 under the laws of the Commonwealth of Pennsylvania as a bank holding company and has two wholly owned subsidiaries, S&T Bank and S&T Investment Company, Inc. The Company is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended. As of September 30, 1997, the Company had $1.8 billion in total assets, $250 million in total shareholders' equity and $1.3 billion in total deposits.

  S&T Bank is a full service bank with its main office at 800 Philadelphia Street, Indiana, Pennsylvania, providing service to its customers through a branch network of thirty-eight offices located in Armstrong, Allegheny, Indiana, Jefferson, Clearfield and Westmoreland counties.

  S&T Bank's services include accepting time and demand deposit accounts, making secured and unsecured commercial and consumer loans, providing letters of credit, and offering discount brokerage services, personal financial planning and credit card services. S&T Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors (including federal, state and local governments). S&T Bank does not experience significant fluctuations in deposits. Deposits held by S&T Bank are insured by the Federal Deposit Insurance Corporation to the full extent provided by law.

              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND
            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following summary historical consolidated financial data has been derived from the unaudited supplemental consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. All prior period amounts have been restated to reflect the pooling of interests transaction with Peoples Bank of Unity which closed on May 2, 1997. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Copies of these reports may be obtained as described in Section 17 of this Offer.

  On January 20, 1998, the company announced earnings results for the twelve months ended December 31, 1997 of $33,414,000 or $2.36 per share as compared to $28,241,000 or $2.00 per share for the year ending December 31, 1996. Net income for the quarter ending December 31, 1997 was $8,711,000 or $0.62 per share as compared to $6,938,000 or $0.49 per share for the same period 1996. A copy of the Company's press release announcing 1997 earnings accompanies this Offer to Purchase.

  The following summary unaudited pro forma consolidated financial data has been derived from the historical consolidated financial statements of the Company adjusted for certain costs and expenses to be incurred as a result of the purchase of Shares pursuant to the Offer. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data included herein. The pro forma income statement data and balance sheet data are not necessarily indicative of the financial position or results of operations that would have been obtained had the Offer been completed as of the dates indicated.

                               S&T BANCORP, INC.
                     SUMMARY HISTORICAL BALANCE SHEET DATA

                                                               NINE MONTHS
                                  YEAR ENDED DECEMBER 31,  ENDED SEPTEMBER 30,
                                  ----------------------- ---------------------
                                        1996        1995     1997       1996
                                  ----------- ----------- ---------- ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
  Securities..................... $   500,061     492,236    490,565 $  494,026
  Net loans......................   1,181,407   1,086,317  1,238,663  1,141,572
  Other assets...................     105,577     111,175    102,924    107,353
                                  ----------- ----------- ---------- ----------
    Total Assets................. $ 1,787,045 $ 1,689,728 $1,832,152 $1,742,951
                                  =========== =========== ========== ==========
LIABILITIES
  Total deposits................. $ 1,270,367 $ 1,216,547  1,289,891  1,247,002
  Securities sold under
   repurchase agreements.........     114,205     122,794    121,425    144,915
  Other liabilities..............     176,355     136,333    170,704    133,202
                                  ----------- ----------- ---------- ----------
    Total Liabilities             $ 1,560,927 $ 1,475,674 $1,582,020 $1,525,119
SHAREHOLDERS' EQUITY.............     226,118     214,054    250,132    217,832
                                  ----------- ----------- ---------- ----------
    Total Liabilities and
     Shareholders' Equity........ $ 1,787,045 $ 1,689,728 $1,832,152 $1,742,951
                                  =========== =========== ========== ==========

                               S&T BANCORP, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         SHARES PURCHASED AT
                                                        ----------------------
                                                           $46         $49
                                                        PER SHARE   PER SHARE
                                                        ----------  ----------
ASSETS
  Cash and due from banks.............................. $   40,710  $   40,710
  Interest-earning deposits with banks.................        109         109
  Federal funds sold...................................      6,465       6,465
  Securities:
    Available for sale (3).............................    439,801     439,801
    Held to maturity...................................     50,260      50,260
                                                        ----------  ----------
  Total securities.....................................    490,061     490,061
  Net loans............................................  1,181,407   1,181,407
  Premises and equipment...............................     20,038      20,038
  Other assets.........................................     38,255      38,255
                                                        ----------  ----------
      Total Assets..................................... $1,777,045  $1,777,045
                                                        ==========  ==========
LIABILITIES
  Total deposits....................................... $1,270,367  $1,270,367
  Securities sold under repurchase agreements..........    114,205     114,205
  Federal funds purchased..............................        775         775
  Other borrowed funds.................................        230         230
  Long term borrowings (3).............................    195,618     200,118
  Other liabilities....................................     38,732      38,732
                                                        ----------  ----------
      Total Liabilities................................ $1,619,927  $1,624,427
SHAREHOLDERS' EQUITY
  Preferred stock, without par value, 10,000,000 shares
   authorized
   and none outstanding................................        --          --
  Common stock $2.50 par value, 25,000,000 shares
   authorized
   and 14,857,019 issued...............................     37,142      37,142
  Additional paid in capital...........................     19,044      19,044
  Retained earnings....................................    157,982     157,982
  Net unrealized holding gains on securities available
   for sale............................................     25,197      25,197
  Treasury stock (1)(2)(4).............................    (82,017)    (86,517)
  Deferred compensation................................       (230)       (230)
                                                        ----------  ----------
      Total Shareholders' Equity.......................    157,118     152,618
                                                        ----------  ----------
      Total Liabilities and Shareholders' Equity....... $1,777,045  $1,777,045
                                                        ==========  ==========

                               S&T BANCORP, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         SHARES PURCHASED AT
                                                        ----------------------
                                                           $46         $49
                                                        PER SHARE   PER SHARE
                                                        ----------  ----------
ASSETS
  Cash and due from banks.............................. $   43,400  $   43,400
  Interest-earning deposits with banks.................        104         104
  Federal funds sold...................................          0           0
  Securities:
    Available for sale (3).............................    431,266     431,266
    Held to maturity...................................     49,299      49,299
                                                        ----------  ----------
  Total securities.....................................    480,565     480,565
  Net loans............................................  1,238,663   1,238,663
  Premises and equipment...............................     19,235      19,235
  Other assets.........................................     40,185      40,185
                                                        ----------  ----------
      Total Assets..................................... $1,822,152  $1,822,152
                                                        ==========  ==========
LIABILITIES
  Total deposits....................................... $1,289,891  $1,289,891
  Securities sold under repurchase agreements..........    121,425     121,425
  Federal funds purchased..............................        935         935
  Other borrowed funds.................................        230         230
  Long term borrowings (3).............................    182,118     186,618
  Other liabilities....................................     46,421      46,421
                                                        ----------  ----------
      Total Liabilities................................ $1,641,020  $1,645,520
SHAREHOLDERS' EQUITY
  Preferred stock, without par value, 10,000,000 shares
   authorized
   and none outstanding................................         --          --
  Common stock $2.50 par value, 25,000,000 shares
   authorized
   and 14,857,019 issued...............................     37,142      37,142
  Additional paid in capital...........................     19,333      19,333
  Retained earnings....................................    171,239     171,239
  Net unrealized holding gains on securities available
   for sale............................................     35,212      35,212
  Treasury stock (1)(2)(4).............................    (81,564)    (86,064)
  Deferred compensation................................       (230)       (230)
                                                        ----------  ----------
      Total Shareholders' Equity.......................    181,132     176,632
                                                        ----------  ----------
      Total Liabilities And Shareholders' Equity....... $1,822,152  $1,822,152
                                                        ==========  ==========

                               S&T BANCORP, INC.
                    SUMMARY HISTORICAL INCOME STATEMENT DATA

                                               YEAR ENDED     NINE MONTHS ENDED
                                              DECEMBER 31,      SEPTEMBER 30,
                                            ----------------- ------------------
                                              1996     1995       1997     1996
                                            -------- -------- --------- --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA
Interest Income............................ $132,442 $127,020  $104,687  $98,494
Interest Expense...........................   58,589   57,677    45,819   43,566
                                            -------- -------- --------- --------
  NET INTEREST INCOME......................   73,853   69,343    58,868   54,928
   Provision for loan losses...............    5,175    4,220     3,100    3,875
  NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES.........................   68,678   65,123    55,768   51,053
Noninterest Income.........................   11,997    9,147    11,717    8,986
Noninterest expense........................   42,398   40,276    32,592   31,198
                                            -------- -------- --------- --------
INCOME BEFORE INCOME TAXES.................   38,277   33,994    34,893   28,841
  Applicable income taxes..................   10,036    9,152    10,190    7,536
                                            -------- -------- --------- --------
NET INCOME................................. $ 28,241 $ 24,842 $  24,703 $ 21,305
                                            ======== ======== ========= ========
PER COMMON SHARE
  Net Income...............................    $2.00    $1.74     $1.75    $1.51
  Dividends................................     0.94     0.74      0.81     0.69

                               S&T BANCORP, INC.
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SHARES PURCHASED AT
                                                             -------------------
                                                                $46       $49
                                                             PER SHARE PER SHARE
                                                             --------- ---------
Interest Income (3)......................................... $131,917  $131,917
Interest Expense (3)........................................   61,981    62,240
                                                             --------  --------
  NET INTEREST INCOME.......................................   69,936    69,677
    Provision for loan losses...............................    5,175     5,175
  NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES..........................................   64,761    64,502
Noninterest Income..........................................   11,997    11,997
Noninterest expense.........................................   42,398    42,398
                                                             --------  --------
INCOME BEFORE INCOME TAXES..................................   34,360    34,101
  Applicable income taxes (3)...............................    8,665     8,574
                                                             --------  --------
NET INCOME.................................................. $ 25,695  $ 25,527
                                                             ========  ========
PER COMMON SHARE
  Net Income................................................    $2.04     $2.02
  Dividends declared........................................     0.94      0.94

                               S&T BANCORP, INC.
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             SHARES PURCHASED AT
                                                             -------------------
                                                                $46       $49
                                                             PER SHARE PER SHARE
                                                             --------- ---------
Interest Income (3)......................................... $104,294  $104,294
Interest Expense (3)........................................   48,356    48,550
                                                             --------  --------
  NET INTEREST INCOME.......................................   55,938    55,744
    Provision for loan losses...............................    3,100     3,100
  NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES..........................................   52,838    52,644
Noninterest Income..........................................   11,717    11,717
Noninterest expense.........................................   32,592    32,592
                                                             --------  --------
INCOME BEFORE INCOME TAXES..................................   31,963    31,769
  Applicable income taxes (3)...............................    9,164     9,097
                                                             --------  --------
NET INCOME.................................................. $ 22,799  $ 22,672
                                                             ========  ========
PER COMMON SHARE
  Net Income................................................    $1.81     $1.80
  Dividends declared........................................     0.81      0.81

                               S&T BANCORP, INC.
                      SELECTED HISTORICAL FINANCIAL RATIOS

                                             YEAR ENDED         NINE MONTHS
                                            DECEMBER 31,    ENDED SEPTEMBER 30,
                                            --------------  -------------------
                                             1996    1995      1997      1996
                                            ------  ------  --------- ---------
SELECTED RATIOS:
FINANCIAL PERFORMANCE
Return on average assets...................  1.65%   1.53%      1.84%     1.68%
Return on average equity................... 13.01%  12.51%     13.82%    13.27%
CAPITAL
Leverage Ratio............................. 11.45%  11.42%     11.83%    11.46%
Tier I Risk Based Capital.................. 16.77%  16.83%     17.10%    16.93%
Total Risk Based Capital................... 18.01%  18.19%     18.36%    18.12%
Dividend payout ratio...................... 37.77%  35.25%     41.53%    37.62%
Shareholders' equity to total assets....... 12.65%  12.67%     13.65%    12.49%
Book value per share....................... $16.02  $14.99     $17.69    $15.47
ASSET QUALITY
Allowance for loan losses as a percent of
 loans.....................................   1.56%   1.55%     1.62%     1.60%
Allowance for loan losses as a percent of
 nonperforming loans.......................    182%    359%      502%      506%
Nonperforming loans to total loans.........   0.86%   0.43%     0.32%     0.32%

                               S&T BANCORP, INC.
                 UNAUDITED SELECTED PRO FORMA FINANCIAL RATIOS
                               DECEMBER 31, 1996

                                                             SHARES PURCHASED AT
                                                             -------------------
                                                                $46       $49
                                                             PER SHARE PER SHARE
                                                             --------- ---------
SELECTED RATIOS:
FINANCIAL PERFORMANCE
Return on average equity....................................  17.49%    17.94%
CAPITAL
Leverage Ratio..............................................   7.53%     7.27%
Tier I Risk Based Capital...................................  11.11%    10.73%
Total Risk Based Capital....................................  12.50%    12.12%
Dividend payout ratio.......................................  44.16%    44.45%
Shareholders' equity to total assets........................   8.84%     8.59%
Book value per share........................................  $12.46    $12.10

                               S&T BANCORP, INC.
                 UNAUDITED SELECTED PRO FORMA FINANCIAL RATIOS
                              SEPTEMBER 30, 1997

                                                             SHARES PURCHASED AT
                                                             -------------------
                                                                $46       $49
                                                             PER SHARE PER SHARE
                                                             --------- ---------
SELECTED RATIOS:
FINANCIAL PERFORMANCE
Return on average equity....................................  18.01%    18.42%
CAPITAL
Leverage Ratio..............................................   8.04%     7.79%
Tier I Risk Based Capital...................................  11.70%    11.34%
Total Risk Based Capital....................................  12.96%    12.60%
Dividend payout ratio.......................................  43.22%    43.46%
Shareholders' equity to total assets........................   9.94%     9.69%
Book value per share........................................  $14.33    $13.98

                               S&T BANCORP, INC.
              NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) The pro forma financial information reflects the repurchase of 1,500,000 Shares at $46.00 and $49.00 per share, as appropriate.

(2) The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase shares were considered to have been proceeds from long term borrowings and the sale of securities available for sale. The pro forma data assumes a rate of interest of 5.75% on the borrowings, a rate of interest of 5.25% on the securities and a statutory tax rate of 35%.

(4) No effect has been given to the $250,000 in costs estimated to be incurred in connection with the Purchase Offer. Such costs are not expected to be material and will be capitalized as part of the cost of the stock purchased.

                        10. SOURCE AND AMOUNT OF FUNDS

  Assuming that the Company purchases 1,500,000 Shares pursuant to the Offer at a price of $49.00 per Share, the total amount required by the Company to purchase such Shares will be $73,500,000, exclusive of fees and other expenses. The Company will fund such purchase with dividends from its subsidiaries, S&T Bank and S&T Investment Company. Each such subsidiary has funds available to fund the proposed transaction through securities available for sale, cash, or borrowings made in the ordinary course of business. Any borrowings would be repaid out of normal cash flows.

      11. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND
                        ARRANGEMENTS CONCERNING SHARES

  As of January 15, 1998, the Company had issued and outstanding 14,143,655 Shares, and had reserved 542,000 Shares for issuance upon exercise of currently exercisable stock options. The 1,500,000 Shares that the Company is offering to purchase represent approximately 11% of the outstanding Shares. As of January 15, 1998, the Company's directors and executive officers as a group (27 persons) beneficially owned an aggregate of 1,250,196 Shares (including 465,000 shares covered by currently exercisable options granted under the Company's Incentive Stock Plan) representing approximately 9% of the outstanding Shares, assuming the exercise of the options by such persons. As of January 15, 1998, the Thrift Plan held 521,715 shares, representing approximately 4% of the shares outstanding.

  Except as set forth in Schedule A, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

  Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders. The Company has not been advised whether any executive officer or director intends to tender any Shares pursuant to the Offer or at what price such tenders, if any, would be made. The table below identifies each executive officer and director of the Company and sets forth the number of Shares owned (including Shares that could be acquired upon the exercise of currently exercisable stock options and Shares held under the Thrift Plan). Subject to the terms of the Offer, all or a portion of such Shares could be tendered. In addition, such executive officers and directors may acquire additional Shares prior to the Expiration Date as a result of participation in the Dividend Reinvestment Plan.

                          SHARES   STOCK
NAME                       OWNED  OPTIONS  TOTAL
----                      ------- ------- -------
DIRECTORS
Brice, Thomas A.           48,598  7,500   56,098
Brubaker, Forrest L.       31,121  7,500   38,621
Carino, James L.           92,815  7,500  100,315
Delaney, John J.           32,036  7,500   39,536
Duggan, Robert D.          24,767 94,000  118,767
Garges, Thomas W.           1,460  7,500    8,960
Gatti, William             11,040  7,500   18,540
Grant, Ruth M.            104,448      0  104,448
Grube, Jeffrey D.           1,006      0    1,006
Hanna, Herbert L.         125,440  7,500  132,940
Jones, Frank W.             8,557      0    8,557
Kirk, Joseph A.            18,811  7,500   26,311
Levy, Samuel               66,624  7,500   74,124
Papernick, Alan             1,000      0    1,000
Ruddock, Judge W. Parker   24,280  7,500   31,780
Sampson, Myles D.           3,643      0    3,643
Spadafora, Charles A.      25,897  7,500   33,397
Toretti, Christine J.     104,793  7,500  112,293

                     SHARES   STOCK
NAME                  OWNED  OPTIONS   TOTAL
----                 ------- ------- ---------
EXECUTIVE OFFICERS
Barone, James G.       5,086  36,000    41,086
Hauck, Edward C.       3,111  22,000    25,111
Klumpp, H. William     6,409  16,000    22,409
Krieger, David L.      7,299  36,000    43,299
Miller, James C.      19,543  60,000    79,543
Onderick, Edward A.    4,022  25,000    29,022
Rout, Robert E.        4,940  23,000    27,940
Salome, Bruce W.       4,908  36,000    40,908
Smead, J. Jeffrey      3,542  27,000    30,542
                     ------- ------- ---------
TOTAL                785,196 465,000 1,250,196
                     ======= ======= =========

  Decisions as to whether to tender Shares held in the Thrift Plan will be made as described under "Section 3--Procedure for Tendering Shares."

  Except for outstanding options to purchase Shares granted to certain employees (including executive officers) of the Company, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

  Except as disclosed in this Offer, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

   12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE
                                 EXCHANGE ACT

  The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the Nasdaq National Market, the Company believes that following its purchase of Shares pursuant to the Offer, the Company's remaining Shares will continue to qualify to be quoted on the Nasdaq National Market.

  The Shares are currently "margin securities" under the rules of The Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the U.S. Securities and Exchange Commission (the "Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders.

                13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

  The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6.

                  14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In General. The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Department of Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of such shareholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

  EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

  Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a shareholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a shareholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering shareholder) if the receipt of cash upon such surrender (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder (each as described below).

  If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

  If none of the above three tests is satisfied, the tendering shareholder will be treated as having received a distribution by the Company with respect to such shareholder's Shares in an amount equal to the cash received by the shareholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the shareholder's tax basis in the Shares, and then as gain from the sale or exchange of such Shares. If a shareholder is treated as having received a distribution by the Company with respect to his or her Shares, the shareholder's tax basis in his or her remaining Shares will generally be adjusted to take into account the shareholder's return of basis in the Shares tendered.

  Constructive Ownership. In determining whether any of the three tests under
Section 302 of the Code is satisfied, shareholders must take into account not only the Shares that are actually owned by the shareholder, but also Shares that are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the shareholder has the right to acquire by exercise of an option or by conversion.

  Proration. Contemporaneous dispositions or acquisitions of Shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a shareholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a shareholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code.

  Section 302 Tests. The receipt of cash by a shareholder will be "substantially disproportionate" if the percentage of the outstanding Shares in the Company actually and constructively owned by the shareholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such shareholder immediately before the sale of Shares pursuant to the Offer. Shareholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

  The receipt of cash by a shareholder will be a "complete redemption" if either (i) the shareholder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the shareholder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the shareholder immediately after the Offer, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in
Section 302(c) of the Code. A director, officer or employee of the Company is not eligible to waive constructive ownership under the procedures described in
Section 302(c) of the Code.

  Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's interest in the Company. Whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon the individual shareholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

  Corporate Shareholder Dividend Treatment. If a sale of Shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate shareholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

  In addition, amounts received by a corporate shareholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. The "extraordinary dividend" rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

  Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholder's income and holding period for the Shares. In particular, different maximum tax rates apply to gains recognized by an individual from the sale of (i) assets held for more than one year but not more than 18 months (currently 28 percent), and (ii) assets held for more than 18 months (currently 20 percent).

  Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

  Foreign Shareholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign shareholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States,
(ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, the Company will determine whether a shareholder is a foreign shareholder by reference to the shareholder's address. A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax if such shareholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the

Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

  Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

            15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

  The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will excise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section
4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Dealer Manager's soliciting fee or
(b) increase (except for an increase not exceeding 2% of the outstanding shares) or decrease the number of Shares it seeks.

                             16. FEES AND EXPENSES

  Keefe, Bruyette & Woods, Inc. ("KBW") will act as Dealer Manager for the Company in connection with the Offer. The Company has agreed to pay the Dealer Manager, upon acceptance for and payment of Shares pursuant to the Offer, a total of $0.05 per Share purchased by the Company pursuant to the Offer. The Dealer Manager will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

  The Company has retained ChaseMellon Shareholder Services, L.L.C. as Depositary and Corporate Investor Communications, Inc., as Information Agent in connection with the Offer. The Information Agent may contact shareholders by mail, telephone, facsimile, telex, telegraph, or other electronic means and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

  The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

                          17. ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

                               18. MISCELLANEOUS

  Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13e-4 which contains additional information with respect to the Offer. Such Schedule 13e-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 17 with respect to information concerning the Company.

  The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          S&T BANCORP, INC.

January 20, 1998

                                  SCHEDULE A

          CERTAIN TRANSACTIONS INVOLVING SHARES BY THE COMPANY OR ITS
                        EXECUTIVE OFFICERS OR DIRECTORS

  During the 40 business days prior to January 20, 1998, the only transactions effected in the Shares by the Company, its executive officers or directors were as follows:

                        NUMBER OF    ACQUISITION
INDIVIDUAL           SHARES ACQUIRED    PRICE     NATURE OF TRANSACTION
----------           --------------- ----------- -----------------------
Barone, James G.           200         $43.25    Thrift Plan Allocations
Duggan, Robert D.          216         $43.25    Thrift Plan Allocations
Hauck, Edward C.           234         $43.25    Thrift Plan Allocations
Klumpp, H. William         161         $43.25    Thrift Plan Allocations
Krieger, David L.          216         $43.25    Thrift Plan Allocations
Miller, James C.           216         $43.25    Thrift Plan Allocations
Onderick, Edward A.        148         $43.25    Thrift Plan Allocations
Rout, Robert E.            215         $43.25    Thrift Plan Allocations
Salome, Bruce W.           211         $43.25    Thrift Plan Allocations
Smead, J. Jeffrey          172         $43.25    Thrift Plan Allocations

  All transactions effected in the Company stock during the 40 business days prior to January 20, 1998 were normal, recurring Thrift Plan allocations due to salary deferrals, employer match and year end profit sharing contributions.

                     The Dealer Manager for the Offer is:

                         KEEFE, BRUYETTE & WOODS, INC.
                            Two World Trade Center
                           New York, New York 10048
                                (212) 323-8450

  Any questions concerning the terms of the Offer may be directed to the Dealer Manager.

                    The Information Agent for the Offer is:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                           Carlstadt, NJ 07022-2586

                     Banks and Brokers call (800) 346-7885
                   All others call Toll Free (800) 201-9605

  Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent.

                       The Depositary for the Offer is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

            BY MAIL:                                OVERNIGHT DELIVERY:


    P.O. Box 3301                                85 Challenger Road
    South Hackensack, NJ 07606                   Mail Drop Reorg
                                                 Ridgefield Park, NJ 07660
                                                 Attn: Reorganization Dept.

                                   BY HAND:

                               120 Broadway
                               13th Floor
                               New York, NY 10271

Telephone number: (888) 884-8091
Facsimile number: (201) 329-8936
Facsimile confirmation number (for eligible institutions only): (201) 296-4860

                               January 20, 1998

                                                                  Exhibit (a)(2)
                               S&T BANCORP, INC.
                             LETTER OF TRANSMITTAL

                      TO ACCOMPANY SHARES OF COMMON STOCK

                                       OF

                               S&T BANCORP, INC.

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                             DATED JANUARY 20, 1998

 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998, UNLESS THE OFFER IS EXTENDED.

                  To: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

             By Mail:                          Overnight Delivery:

           P.O. Box 3301                       85 Challenger Road
    South Hackensack, NJ 07606                   Mail Drop Reorg
                                            Ridgefield Park, NJ 07660
                                           Attn: Reorganization Dept.

                                    By Hand:

                                  120 Broadway
                                   13th Floor
                               New York, NY 10271
                        Telephone number: (888) 884-8091

                        Facsimile number: (201) 329-8936
 Facsimile confirmation number (for eligible institutions only): (201) 296-4860


           DESCRIPTION OF SHARES TENDERED (SEE INSTRUCTIONS 3 AND 4)

-----------------------------------------------------------------------------

      NAME(S) AND ADDRESS(ES)
      OF REGISTERED HOLDER(S)
     (PLEASE FILL IN EXACTLY AS                     SHARES TENDERED
NAME(S) APPEAR(S) ON CERTIFICATE(S))   (ATTACH ADDITIONAL LIST IF NECESSARY)
-----------------------------------------------------------------------------
                                                    TOTAL NUMBER
                                                      OF SHARES
                                                     REPRESENTED   NUMBER OF
                                      CERTIFICATE        BY          SHARES
                                         NUMBER    CERTIFICATE(S)* TENDERED**
                                      ---------------------------------------
                                      ---------------------------------------
                                      ---------------------------------------
                                      ---------------------------------------
                                      ---------------------------------------
                                      TOTAL SHARES
-----------------------------------------------------------------------------
  * Need not be completed by shareholders tendering by book-entry transfer.

 ** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

  DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

  THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

  Delivery of documents to S&T Bancorp, Inc. or to the Book-Entry Transfer Facility does not constitute a valid delivery. PLEASE DO NOT MAIL OR DELIVER ANY SHARES TO S&T BANCORP. DELIVERIES TO S&T BANCORP, INC. WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY.

               (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

 [_]CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    TO THE DEPOSITARY'S ACCOUNT AT THE DEPOSITARY TRUST COMPANY ("DTC") AND COMPLETE THE FOLLOWING:

 Name of Tendering Institution ______________________________________________

 Account No. _________________________________________________________________

 Transaction Code No. ________________________________________________________

 [_]CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED
    PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

   Name(s) of Registered Owner(s): ___________________________________________

   Date of Execution of Notice of Guaranteed Delivery: _______________________

   Name of Institution Which Guaranteed Delivery: ____________________________

   Check Box and Give Account Number and Transaction Code if Delivered by
    Book-Entry Transfer:

     [_] DTC

   Account Number:____________________________________________________________

   Transaction Code Number:___________________________________________________


                                   ODD LOTS
                              (SEE INSTRUCTION 9)

   This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on January 15, 1998, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

   The undersigned either (check one box):

   [_] was the beneficial owner as of the close of business on January 15, 1998, and continues to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered, or

   [_] is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on January 15, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, and is tendering all of such Shares.

                   NOTE: SIGNATURES MUST BE PROVIDED BELOW.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

LADIES AND GENTLEMEN:

  The undersigned hereby tenders to S&T Bancorp, Inc., a Pennsylvania corporation (the "Company"), the above-described shares of its Common Stock, par value $2.50 per share (the "Shares"), at a price per Share hereinafter set forth, pursuant to the Company's offer to purchase up to 1,500,000 Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 20, 1998 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

  Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares, (b) present certificates for such Shares for cancellation and transfer on the books of the Company and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

  The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

  The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

  The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned understands that the Company will determine a single per Share price (not less than $46.00 nor in excess of $49.00 per Share) net to the seller in cash, without interest thereon, (the "Purchase Price") that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The undersigned understands that the Company will select the Purchase Price that will allow it to purchase 1,500,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not less than $46.00 nor in excess of

$49.00 per Share) pursuant to the Offer. The undersigned understands that all Shares properly tendered and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

  The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

  Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.


                         PRICE (IN DOLLARS) PER SHARE
                      AT WHICH SHARES ARE BEING TENDERED
                              (SEE INSTRUCTION 5)

     CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX IS
       CHECKED (EXCEPT AS PROVIDED IN THE ODD LOTS BOX AND INSTRUCTIONS
                  BELOW), THERE IS NO VALID TENDER OF SHARES.

    [_] $46.00 [_] $46.50 [_] $47.00 [_] $47.50
                                          [_] $48.00 [_] $48.50 [_] $49.00

                   S&T BANCORP, INC. DIVIDEND REINVESTMENT
                          PLAN (SEE INSTRUCTION 13)

   This section is to be completed ONLY if Shares held in the Company's Dividend Reinvestment Plan are to be tendered.

   [_] By checking this box, the undersigned represents that the undersigned is a participant in the S&T Bancorp, Inc. Dividend Reinvestment Plan and hereby tenders the following number of Shares held in the Dividend Reinvestment Plan account of the undersigned at ChaseMellon Shareholder Service, L.L.C.:

       _______________ Shares*

     * The undersigned understands and agrees that all Shares held in the Dividend Reinvestment Plan account of the undersigned at ChaseMellon Shareholder Services, L.L.C. will be tendered if the above box is checked and the space above is left blank.

                                   IMPORTANT

 (Please Complete Substitute Form W-9 Included in this Letter of Transmittal)

-------------------------------------------------------------------------------
                          (SIGNATURE(S) OF OWNER(S))
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                            (PLEASE PRINT NAME(S))


Dated                    , 1998 Capacity (full title)
     --------------------                            --------------------------


Address
       ----------------------------------------------------------------------
                              (INCLUDE ZIP CODE)

Area Code and Telephone No.
                           ----------------------------------------------------

Tax Identification or Social Security No.
                                         --------------------------------------
                                               (see Substitute Form W-9)

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

                           GUARANTEE OF SIGNATURE(S)
                          (SEE INSTRUCTIONS 1 AND 6)

Authorized Signature(s)
                       --------------------------------------------------------

Name of Firm
            -------------------------------------------------------------------
                                     (PLEASE PRINT)

Name and Title
              -----------------------------------------------------------------
                                     (PLEASE PRINT)

Address
       ------------------------------------------------------------------------
                                 (INCLUDE ZIP CODE)

Area Code and Telephone Number
                              -------------------------------------------------

Dated                                       , 1998
     ---------------------------------------

   SPECIAL PAYMENT INSTRUCTIONS              SPECIAL DELIVERY INSTRUCTIONS
   (SEE INSTRUCTIONS 6, 7 AND 8)             (SEE INSTRUCTIONS 6, 7 AND 8)

 To be completed ONLY if the                To be completed ONLY if the
 check for the purchase price of            check for the purchase price of
 Shares purchased and/or                    Shares purchased and/or
 certificates for Shares not                certificates for Shares not
 tendered or not purchased are to           tendered or not purchased are to
 be issued in the name of someone           be mailed to someone other than
 other than the undersigned.                the undersigned or to the
                                            undersigned at an address other
                                            than that shown below the
                                            undersigned's signature(s).

 Issue  [_] check and/or
 [_] certificate(s) to:

 Name ____________________________
          (PLEASE PRINT)

                                            Mail  [_] check and/or
                                            [_] certificate(s) to:

 Address _________________________

 _________________________________          Name ____________________________
        (INCLUDE ZIP CODE)                              (PLEASE PRINT)



                                            Address _________________________

 _________________________________
    (TAXPAYER IDENTIFICATION OR             _________________________________
       SOCIAL SECURITY NO.)                         (INCLUDE ZIP CODE)



 IF SPECIAL PAYMENT INSTRUCTIONS            IF SPECIAL DELIVERY INSTRUCTIONS
 ARE BEING GIVEN, PLEASE REMEMBER           ARE BEING GIVEN, PLEASE REMEMBER
 TO HAVE YOUR SIGNATURE                     TO HAVE YOUR SIGNATURE
 GUARANTEED.                                GUARANTEED

                                 INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

  1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (an "Eligible Institution"). SIGNATURES ON THIS LETTER OF TRANSMITTAL NEED NOT BE GUARANTEED (A) IF THIS LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER(S) OF THE SHARES (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered herewith AND SUCH HOLDER(S) HAVE NOT COMPLETED THE BOX ENTITLED "SPECIAL PAYMENT INSTRUCTIONS" OR THE BOX ENTITLED "SPECIAL DELIVERY INSTRUCTIONS" ON THIS LETTER OF TRANSMITTAL or (B) if such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

  2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message (as defined below), is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. CERTIFICATES FOR ALL PHYSICALLY DELIVERED SHARES, OR A CONFIRMATION OF A BOOK-ENTRY TRANSFER INTO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY OF ALL SHARES DELIVERED ELECTRONICALLY, AS WELL AS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR MANUALLY SIGNED COPY THEREOF) AND ANY OTHER DOCUMENTS REQUIRED BY THIS LETTER OF TRANSMITTAL, MUST BE RECEIVED BY THE DEPOSITARY AT ITS ADDRESS AS SET FORTH ON THE FRONT PAGE OF THIS LETTER OF TRANSMITTAL ON OR PRIOR TO THE EXPIRATION DATE (as defined in the Offer to Purchase). The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Offer to Purchase and the Letter of Transmittal and that the Company may enforce such agreement against the participant.

  THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. DO NOT MAIL OR DELIVER TO S&T BANCORP.

  No alternative or contingent tenders will be accepted. See Section 1 of the Offer to Purchase. By executing this Letter of Transmittal (or facsimile thereof), the tendering shareholder waives any right to receive any notice of the acceptance for payment of the Shares.

  3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

  4. Partial Tenders (Not Applicable to Shareholders Who Tender By Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

  5. Indication of Price at Which Shares Are Being Tendered. FOR SHARES TO BE VALIDLY TENDERED, THE SHAREHOLDER MUST CHECK THE BOX INDICATING THE PRICE PER SHARE AT WHICH HE OR SHE IS TENDERING SHARES UNDER "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THIS LETTER OF TRANSMITTAL, except that any shareholder who owned beneficially as of the close of business on January 15, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, may check the box above in the section entitled "Odd Lots" indicating that such shareholder is tendering all Shares at the Purchase Price determined by the Company. Only one box may be checked. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES. A shareholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

  6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

  If any of the Shares hereby is held of record by two or more persons, all such persons must sign this Letter of Transmittal.

  If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

  IF THIS LETTER OF TRANSMITTAL IS SIGNED BY THE REGISTERED HOLDER(S) OF THE SHARES TENDERED HEREBY, NO ENDORSEMENTS OF CERTIFICATES OR SEPARATE STOCK POWERS ARE REQUIRED UNLESS PAYMENT OF THE PURCHASE PRICE IS TO BE MADE TO, OR SHARES NOT TENDERED OR NOT PURCHASED ARE TO BE REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE REGISTERED HOLDER(S). SEE INSTRUCTION 1.

  If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

  If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

  7. Stock Transfer Taxes. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 7, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

  8. Special Payment and Delivery Instructions. If the check for the purchase price of any Shares purchased is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Shareholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such shareholder at the Book-Entry Transfer Facility from which such transfer was made.

  9. Odd Lots. As described in the Offer to Purchase, if fewer than all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any shareholder who owned beneficially as of the close of business on January 15, 1998, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares at or below the Purchase Price. Partial tenders of Shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal is completed.

  10. Substitute Form W-9 and Form W-8. THE TENDERING SHAREHOLDER IS REQUIRED TO PROVIDE THE DEPOSITARY WITH EITHER A CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") ON SUBSTITUTE FORM W-9, WHICH IS PROVIDED UNDER "IMPORTANT TAX INFORMATION" BELOW, OR A PROPERLY COMPLETED FORM W-8. FAILURE TO PROVIDE THE INFORMATION ON EITHER SUBSTITUTE FORM W-9 OR FORM W-8 MAY SUBJECT THE TENDERING SHAREHOLDER TO 31% FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE PAYMENT OF THE PURCHASE PRICE. The box in Part 3 of Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% on all payments of the purchase price thereafter until a TIN is provided to the Depositary.

  11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

  12. Irregularities. All questions as to the Purchase Price, the form of documents, and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, the Company also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares and the Company's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

  13. Dividend Reinvestment Plan. Shareholders who participate in the Company's Dividend Reinvestment Plan who want to tender Shares held under that plan pursuant to the Offer should mark the box under "S&T BANCORP, INC. DIVIDEND REINVESTMENT PLAN" and indicate the number of Shares that are to be tendered. If such box is marked but the number of Shares to be tendered is not indicated, all Shares held for the shareholder's account in the Company will be tendered. All Shares held for the shareholders' account in the Company's Dividend Reinvestment Plan at ChaseMellon Shareholder Services, L.L.C. will be tendered pursuant to the same price listed under "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED."

  IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED COPY THEREOF) TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER (AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

                           IMPORTANT TAX INFORMATION

  Under federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such shareholder's correct TIN on Substitute Form W-9 below. If such shareholder is an individual, the TIN is his or her social security number. For businesses and other entities, the number is the employer identification number. If the Depositary is not provided with the correct TIN or properly completed Form W-8, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

  Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign shareholder to qualify as an exempt recipient, that shareholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that shareholder's exempt status. The Form W-8 can be obtained from the Depositary. Exempt shareholders, other than noncorporate foreign shareholders, should furnish their TIN in Part 1 and check the box in Part 4 of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

  If federal income tax backup withholding applies, the Depositary is required to withhold 31% of any payments made to the shareholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

  To avoid backup withholding on payments that are made to a shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of his or her correct TIN by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the shareholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the shareholder that he or she is no longer subject to federal income tax backup withholding. Foreign shareholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign shareholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

  The shareholder is required to give the Depositary the social security number or employer identification number of the registered owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

(See Instruction 10)
Please fill in your name and address below.

 ................................................................................
                                      Name

 ................................................................................
                          Address (number and street)

 ................................................................................
                            City, State and Zip Code

             PAYER'S NAME: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

--------------------------------------------------------------------------------
                      PART I--PLEASE PROVIDE YOUR
                      TIN IN THE BOX AT RIGHT AND
                      CERTIFY BY SIGNING AND DATING
                      BELOW.

                                                       -----------------------
 SUBSTITUTE                                             Social Security Number

 FORM W-9
                                                                 OR

                                                       -----------------------
                                                       Employer Identification
                                                                Number
--------------------------------------------------------------------------------

    DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE
                      PART II--Certification--Under Penalties of Perjury, I certify that:
                      (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) all other information provided on this form is true, correct and complete.

--------------------------------------------------------------------------------

 PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (TIN)
                      PART III--
                      Awaiting
                      TIN [_]

--------------------------------------------------------------------------------

 FOR PAYEE EXEMPT FROM BACKUP WITHHOLDING
                      PART IV--
                      Exempt [_]

                      Certificate Instructions--You must cross out Item (2) in Part II above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part IV above.

                     ----------------------------------------------------------

                      Signature: _____________________ Date: __________________

                      Name (Please Print): ____________________________________

NOTE: NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP
       WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

   I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you by the time of payment, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

 -------------------------------------    ----------------------------------
               Signature                                  Date

                      [This Page Intentionally Left Blank]

                      [This Page Intentionally Left Blank]

                             The Information Agent:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                              Carlstadt, NJ 07072

                            Banks and Brokers Call:
                                 (800) 346-7885

                           ALL OTHERS CALL TOLL FREE:
                                 (800) 201-9605

                              The Dealer Manager:

                         KEEFE, BRUYETTE & WOODS, INC.
                             Two World Trade Center
                               New York, NY 10048
                                 (212) 323-8450

                                                                 Exhibit (a)(3)
              NOT VALID UNLESS SIGNED BY AN ELIGIBLE INSTITUTION.

                               S&T BANCORP, INC.

                         NOTICE OF GUARANTEED DELIVERY
                           OF SHARES OF COMMON STOCK
               OFFER TO PURCHASE FOR CASH UP TO 1,500,000 SHARES
                              OF ITS COMMON STOCK
                       AT A PURCHASE PRICE NOT LESS THAN
                   $46.00 NOR IN EXCESS OF $49.00 PER SHARE

  This form or a facsimile copy of it must be used to accept the Offer (as defined below) if:

(a) certificates for common stock, par value $2.50 per share (the "Shares"), of S&T Bancorp, Inc., a Pennsylvania corporation, are not immediately available; or

(b) the procedure for book-entry transfer cannot be completed on a timely basis; or

(c) time will not permit the Letter of Transmittal or other required documents to reach the Depositary before the Expiration Date (as defined in Section 1 of the Offer to Purchase, as defined below).

  This form or a facsimile of it, signed and properly completed, may be delivered by hand, mail, telegram or facsimile transmission to the Depositary by the Expiration Date. See "Section 3--Procedure for Tendering Shares" in the Offer to Purchase.

                                  DEPOSITARY:

                 To: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

              By Mail:                             Overnight Delivery:

            P.O. Box 3301                          85 Challenger Road
     South Hackensack, NJ 07606                      Mail Drop Reorg
                                                Ridgefield Park, NJ 07660
                                               Attn: Reorganization Dept.

                                   By Hand:

                                 120 Broadway
                                  13th Floor
                              New York, NY 10271
                       Telephone number: (888) 884-8091

                       Facsimile number: (201) 329-8936
Facsimile confirmation number (for eligible institutions only): (201) 296-4860

  DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THOSE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

  The undersigned hereby tenders to S&T Bancorp, Inc., at the price per Share indicated below, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), receipt of which is hereby
acknowledged,       Shares of common stock, par value $2.50 per share (the
"Shares"), pursuant to the guaranteed delivery procedure set forth under "Section 3--Procedure for Tendering Shares" in the Offer to Purchase.


       PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED.

 By checking one of the boxes below, the undersigned hereby tenders Shares at the price checked.

 Price (in dollars) per Share at which Shares are being tendered:

                             [_] $46.00      [_] $48.00
                             [_] $46.50      [_] $48.50
                             [_] $47.00      [_] $49.00
                             [_] $47.50

                                    ODD LOTS

   To be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on January 15, 1998 and who continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

   The undersigned either (check one):

   [_] was the beneficial owners, as of the close of business on January
       15, 1998 of an aggregate of fewer than 100 Shares, all of which are being tendered, or

   [_] is a broker, dealer, commercial bank, trust company or other nominee which

 (a) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and

 (b) believes, based upon representations made to it by such beneficial owners, that each such person was the beneficial owner, as of the close of business on January 15, 1998, of an aggregate of fewer than 100 Shares and is tendering all of such shares.

 ---------------------------------------------------------------------------
                        Certificate Nos. (if available):

 ---------------------------------------------------------------------------

 ---------------------------------------------------------------------------

 ---------------------------------------------------------------------------
 If Shares will be tendered by book-entry transfer, check box below:
 [_] The Depositary Trust Company

 Account Number: _______________________

 Name(s): __________________________________________________________________
                               PLEASE TYPE OR PRINT

 Address(es): ______________________________________________________________

 ___________________________________________________________________________

 Area Code and Telephone Number: ___________________________________________

 Sign Here: ________________________________________________________________

 Dated: ________________, 1998

                                  GUARANTEE

                   (NOT TO BE USED FOR SIGNATURE GUARANTEE)

   The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank, trust company, savings association or credit union having an office or correspondent in the United States (each, an "Eligible Institution"), hereby (i) represents that the undersigned has a net long position in Shares in or equivalent securities within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, at least equal to the shares tendered, (ii) represents that such tender of Shares complies with Rule 14e-4 and (iii) guarantees that either the certificates representing the Shares tendered hereby in proper form for transfer, or timely confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company (pursuant to the procedures set forth under "Section 3--Procedure for Tendering Shares" in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee and any other documents required by the Letter of Transmittal, will be received by the Depositary at one of its addresses set forth above within three Nasdaq trading days after the date of execution hereof.

 Name of Firm: ______________________     ------------------------------------
                                                  Authorized Signature

 Address: ___________________________     Name: ______________________________

 ____________________________________     Title: _____________________________

 Zip Code: __________________________

 Area Code and Telephone Number: ____
                                          Dated: _______________________, 1998

 DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                                 Exhibit (a)(4)
                         KEEFE, BRUYETTE & WOODS, INC.
                            TWO WORLD TRADE CENTER
                              NEW YORK, NY 10048
                                (212) 323-8450

                               S&T BANCORP, INC.

                       OFFER TO PURCHASE FOR CASH UP TO
                     1,500,000 SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE NOT LESS THAN $46.00
                       NOR IN EXCESS OF $49.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998,
                         UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
 Trust Companies and Other Nominees:

  S&T Bancorp, Inc., a Pennsylvania corporation (the "Company"), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to 1,500,000 shares of its Common Stock, $2.50 par value per share (the "Shares"), at prices not less than $46.00 nor in excess of $49.00 per Share, specified by shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated January 20, 1998, and in the related Letter of Transmittal (which together constitute the "Offer").

  The Company will determine the single per Share price, not less than $46.00 nor in excess of $49.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy 1,500,000 Shares (or such lesser number of Shares as are properly tendered at prices not less than $46.00 nor in excess of $49.00 per Share). All Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration provisions. See
Section 1 of the Offer to Purchase.

  Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 1,500,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from shareholders who owned beneficially as of the close of business on January 15, 1998, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender their Shares at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). See Sections 1 and 2 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 6 OF THE OFFER TO PURCHASE.

  No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Manager as described in the Offer to Purchase. The

Broker/Dealer Letter

Company will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

  No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, Keefe, Bruyette & Woods, Inc. as "Dealer Manager," ChaseMellon Shareholder Services, L.L.C. as "Depositary," or Corporate Investor Communications, Inc., as "Information Agent," for purposes of the Offer.

  For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1. Offer to Purchase, dated January 20, 1998;

  2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

  3. The Notice of Guaranteed Delivery to be used to accept the Offer if shares and all other required documents cannot be delivered to the Depositary by the Expiration Date.

  4. Letter, dated January 20, 1998, from James C. Miller, President and Chief Executive Officer of the Company, to shareholders of the Company;

  5. Letter of Transmittal for your use and for the information of your clients (together with substitute Form W-9); and

  6. A return envelope addressed to ChaseMellon Shareholder Services, L.L.C., as Depositary.

  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998, UNLESS THE OFFER IS EXTENDED.

  In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

  Any inquiries you may have with respect to the Offer should be addressed to the Depositary, the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

  Additional copies of the enclosed material may be obtained from the Information Agent, telephone: Banks and Brokers call (800) 346-7855, all others call (800) 201-9605.

                                          Very truly yours,

                                          KEEFE, BRUYETTE & WOODS, INC.

Enclosures

  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE DEALER MANAGER OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                                 Exhibit (a)(5)
                               S&T BANCORP, INC.

                       OFFER TO PURCHASE FOR CASH UP TO
                     1,500,000 SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE NOT LESS THAN $46.00
                       NOR IN EXCESS OF $49.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998,
                         UNLESS THE OFFER IS EXTENDED.

To Our Clients:

  Enclosed for your consideration are the Offer to Purchase, dated January 20, 1998, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by S&T Bancorp, Inc., a Pennsylvania corporation (the "Company"), to purchase up to 1,500,000 shares of its Common Stock, $2.50 par value per share (the "Shares"), at prices not less than $46.00 nor in excess of $49.00 per Share, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer.

  The Company will determine the single per Share price, not less than $46.00 nor in excess of $49.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy 1,500,000 Shares (or such lesser number of Shares as are validly tendered at prices not less than $46.00 nor in excess of $49.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration provisions. See
Section 1 of the Offer to Purchase.

  Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 1,500,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from shareholders who owned beneficially as of the close of business on January 15, 1998, and continue to own beneficially as of the Expiration Date an aggregate of fewer than 100 Shares who properly tender all their Shares at prices at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). See Sections 1 and 2 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

  We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

  Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

  We call your attention to the following:

  1. You may tender all or a portion of your Shares at prices not less than $46.00 nor in excess of $49.00 per Share as indicated in the attached Instruction Form, net to you in cash.

  2. The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer.

Client Letter

  3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern time, on February 18, 1998, unless the Company extends the Offer.

  4. The Offer is for 1,500,000 Shares, constituting approximately 11% of the Shares outstanding as of January 15, 1998.

  5. Tendering shareholders will not be obligated to pay any stock transfer taxes on the Company's purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

  6. If you beneficially held, as of the close of business on January 15, 1998, an aggregate of fewer than 100 Shares and you continue to beneficially own as of the Expiration Date an aggregate of fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and complete the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares validly tendered at or below the Purchase Price.

  7. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

  If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

  YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998, UNLESS THE COMPANY EXTENDS THE OFFER.

  As described in Section 1 of the Offer to Purchase, if more than 1,500,000 Shares have been validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

  (a) first, all Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on January 15, 1998 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who:

    (1) validly tender all of such Shares at a price at or below the Purchase Price (partial tenders will not qualify for this preference); and

    (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

  (b) second, after purchase of all of the forgoing Shares, and all other Shares validly and tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase.

  The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                               INSTRUCTION FORM
            FOR SHARES HELD BY BROKERS, DEALERS, COMMERCIAL BANKS,
                      TRUST COMPANIES AND OTHER NOMINEES.

                       INSTRUCTIONS FOR TENDER OF SHARES
                             OF S&T BANCORP, INC.

  Please tender to S&T Bancorp, Inc. (the "Company"), on (our) (my) behalf, the number of Shares indicated below, which are beneficially owned by (us)
(me) and registered in your name, upon terms and subject to the conditions contained in the Offer to Purchase of the Company dated January 20, 1998, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

  The undersigned hereby instruct(s) you to tender to the Company the number of Shares indicated below, at the price per Share indicated below, pursuant to the terms and subject to the conditions of the Offer.

  Aggregate number of Shares to be tendered by you for us:          Shares

  By checking one of the boxes below, the undersigned understands that none of my Shares will be purchased if the Purchase Price is less than the price checked.

  Price (in dollars) per Share at which Shares are being tendered (See Instruction 5 on the Letter of Transmittal):

                           [_] $46.00   [_]  $48.00

                           [_] $46.50   [_]  $48.50

                           [_] $47.00   [_]  $49.00

                           [_] $47.50

                                   ODD LOTS
               (SEE INSTRUCTION 9 ON THE LETTER OF TRANSMITTAL)

[_]Check here ONLY if I was the beneficial owner as of the close of business on January 15, 1998, and continue to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered.

  THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER AND AT WHAT PRICE. EMPLOYEES, OFFICERS AND DIRECTORS OF THE COMPANY MAY PARTICIPATE IN THE OFFER ON THE SAME BASIS AS THE COMPANY'S OTHER SHAREHOLDERS.

Signature(s): _______________________     Address: ____________________________

_____________________________________     _____________________________________
                                                       (Including Zip Code)

Name(s): _________________________________________
                        (Please Print)

 _________________________________________________
                        (Please Print)

Area Code and Telephone Number: __________________

Date: ______________________________________, 1998

__________________________________________________
   (Employer Identification or Social Security
                     Number)

  IMPORTANT: SHAREHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9 WITH THEIR INSTRUCTION FORM.

                                                                 Exhibit (a)(6)
                               S&T BANCORP, INC.

January 20, 1998

Dear Shareholders:

  Over time, the profitable operations of S&T Bancorp have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish those objectives. The Board of Directors has approved a repurchase of 1,500,000 shares of the Company's common stock, or approximately 11 percent of our 14,143,655 outstanding shares. A copy of the Offer to Purchase is enclosed.

  The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not less than $46.00 per share nor in excess of $49.00 per share. Upon expiration of the offer, we will select the purchase price from those shares tendered that will allow us to buy 1,500,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 1,500,000 shares are tendered.

  We encourage each shareholder to read carefully the Offer to Purchase and related materials. Neither S&T Bancorp, Inc. nor our Board of Directors makes any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

  To assist us with this offer, we have engaged Corporate Investor Communications, Inc. to serve as Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call toll-free the Information Agent at (800) 201-9605.

  Unless otherwise extended, the offer will expire at 5:00 p.m. Eastern time on February 18, 1998. We again encourage you to read carefully the enclosed material.

  As always, we appreciate your interest in S&T Bancorp, Inc.

                                          Sincerely,

                                          /s/ James C. Miller
                                          -------------------------------------
                                          James C. Miller
                                          President and Chief Executive
                                          Officer

                                                                 Exhibit (a)(7)
                               S&T BANCORP, INC.

                         IMMEDIATE ATTENTION REQUIRED

                                                               January 20, 1998

                   RE: DIRECTION CONCERNING TENDER OF SHARES

To: Participants in the Thrift Plan of S&T Bancorp, Inc.

  Enclosed are materials that require your immediate attention. They describe matters directly affecting your interest in the Thrift Plan ("Thrift Plan") maintained by S&T Bancorp, Inc. (the "Company"). Read all the materials carefully. You will need to complete the enclosed Direction Form and return it to the Investment Management and Trust Services Department in the envelope provided. THE DEADLINE FOR RECEIPT OF YOUR COMPLETED DIRECTION FORM IS 5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998 (UNLESS EXTENDED).

  The remainder of this letter summarizes the transaction and your rights and options under the Thrift Plan, but you also should review the more detailed explanation provided in the other materials.

BACKGROUND

  The Company has made a tender offer to purchase up to 1,500,000 shares of its Common Stock (the "Offer"). The objectives of the purchase, and financial and other information relating to the Offer, are described in detail in the enclosed Offer to Purchase, which is being provided to all shareholders of the Company.

  As a participant who has shares of common stock of the Company allocated to your accounts under the Thrift Plan, you are affected, because the Company's Offer to Purchase extends to the approximately 521,715 shares of the Company's Common Stock currently held by the Thrift Plan and allocated to participants' accounts. Only the S&T Bank Investment Management and Trust Services Department (the "Trustees"), as Trustees of the Thrift Plan, actually can tender these shares for sale. However, as a participant, you have the right to direct the Trustees whether to tender your shares of Company Common Stock allocated to your accounts as of January 15, 1998. If you elect to have the Trustees tender these shares, you also are entitled to specify the number of shares and price or prices at which they should be tendered.

  To ensure the confidentiality of your decision, the Trustees will tabulate the directions of all participants in the Thrift Plan. Your Direction Forms are to be returned to the Trustees. You should note that the Trustees will determine whether the implementation of any participant directions or adherence to any Thrift Plan provisions would be a violation of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it is not anticipated that any direction will violate ERISA, such that the direction would have to be reversed or ignored, the Department of Labor requires that the Trustees, as the fiduciaries for participants, retain this discretion.

HOW THE OFFER TO PURCHASE WORKS

  The details of the Offer to Purchase are described in the enclosed materials, which you should review carefully. However, in broad outline, the transaction will work as follows with respect to Thrift Plan participants.

  . The Company has offered to purchase up to 1,500,000 of its shares of Common Stock at a price between $46.00 and $49.00 per share.

  . If you want any of the shares that are allocated to your account sold, you need to direct that they be offered (or "tendered") for sale.

Thrift Letter

  . You may specify the price at which you want the shares tendered, which must be between the two limits above.

  . After the deadline for the tender of shares by all shareholders, the Depositary for the Offer, will tabulate all directions, and the Company will determine the price, between the two limits, at which it can purchase up to 1,500,000 shares. This is referred to as the Purchase Price.

  . Unless the Offer is voided or discontinued in accordance with its terms, the Company then will buy all the shares that were tendered at the Purchase Price or below. However, all sellers will receive the same Purchase Price, even if they tendered below the Purchase Price.

  . If you have specified a price in excess of the Purchase Price as finally determined, those shares will not be purchased, and they will remain allocated to your account.

  If you do not want to sell any shares allocated to your account, you do not need to take any action with respect to this Offer. Shares of Common Stock allocated to your account will remain in your account.

  The Trustees may override any direction that it determines is in violation of ERISA, as previously described. In particular, the Company will be prohibited from purchasing shares from the Thrift Plan if the Purchase Price, as finally determined, is less than the prevailing market price of the shares on the date the shares are accepted for purchase.

  Finally, the Company will prorate the number of shares purchased from shareholders if there is an excess of shares over the exact number desired at the Purchase Price as ultimately determined.

PROCEDURE FOR DIRECTING TRUSTEES

  A Direction Form for giving your instructions to the Trustees is enclosed for each participant in the Thrift Plan. You must complete this form and return it in the included envelope in time to be received no later than 5:00 p.m., Eastern time, on February 18, 1998 (unless the Offer to Purchase is extended or amended). If your form is not received by this deadline, or if it is not fully and properly completed, the shares in your account will not be tendered.

  To properly complete your Direction Form, you must do the following:

  (1) On the face of the form, specify the number of shares that you want to tender at each price indicated. Typically, you would elect to have all of your shares tendered at a single price. However, the form gives you the option of splitting your shares among several prices. You must state the number of shares to be sold at each indicated price by filling in the number of shares in the box immediately below the price.

  (2) Date and sign the Direction Form in the spaces provided.

  (3) Return the Direction Form in the included envelope to the Trustees no later than 5:00 p.m., Eastern Time, on February 18, 1998 (unless this deadline is extended).

Your direction will be deemed irrevocable unless withdrawn by 5:00 p.m., Eastern time, on February 18, 1998 (unless this deadline is extended). To be effective, you must contact the Trustees and instruct the Trustees to withdraw such tender of shares. Only the Trustees can actually withdraw your tender of shares.

  Upon receipt of your notice, your previous direction will be deemed cancelled. You may direct the retendering of any shares in your account by repeating the procedures set forth in this letter.

INVESTMENT OF TENDER PROCEEDS

  INDIVIDUAL PARTICIPANTS IN THE THRIFT PLAN WILL NOT RECEIVE ANY PORTION OF THE TENDER PROCEEDS. ALL SUCH PROCEEDS AND THE ASSETS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN. NO GAIN OR LOSS WILL BE RECOGNIZED BY PARTICIPANTS IN THE THRIFT PLAN FOR FEDERAL INCOME TAX PURPOSES IN CONNECTION WITH THE TENDER OR SALE OF SHARES HELD IN THE PLAN.

NO RECOMMENDATION

  THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MAKING OF THE OFFER TO PURCHASE. HOWEVER, NEITHER THE COMPANY, ITS BOARD OF DIRECTORS, THE TRUSTEES, THE DEALER MANAGER, THE INFORMATION AGENT, OR ANY OTHER PERSON MAKES ANY RECOMMENDATION TO PARTICIPANTS AS TO WHETHER TO TENDER SHARES, THE PRICE AT WHICH TO TENDER, OR WHETHER TO REFRAIN FROM TENDERING SHARES. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THESE MATTERS.

CONFIDENTIALITY

  YOUR DECISION WILL NOT BE DISCLOSED TO ANY DIRECTOR, OFFICER, OR EMPLOYEE OF S&T BANCORP, INC., EXCEPT FOR THE PURPOSE OF ALLOCATING PROCEEDS TO YOUR ACCOUNT IN THE EVENT THAT ALL OR A PORTION OF YOUR SHARES ARE SOLD.

FURTHER INFORMATION

  Although Corporate Investor Communications, Inc. (the "Information Agent") has no recommendation and cannot advise you what to do, its representatives are prepared to answer any question that you may have on the procedures involved in the Offer and your direction. The Information Agent also can help you complete your Direction Form.

  For this purpose, you may contact the Information Agent at the following number between 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday:

                       CORPORATE INVESTOR COMMUNICATIONS
                               111 Commerce Road
                              Carlstadt, NJ 07072

                           Toll Free (800) 201-9605

  Your ability to instruct the Trustees concerning whether to tender shares allocated your account is an important part of your rights as a Thrift Plan participant. Please consider this letter and the enclosed materials carefully and then return your Direction Form promptly if you desire to tender.

                                          Sincerely,

                                          /s/ James C. Miller
                                          -------------------------------------
                                          President and Chief Executive
                                          Officer

                               S&T BANCORP, INC.
                                  THRIFT PLAN
                                 DIRECTION FORM
  BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE ACCOMPANYING OFFER TO
                                    PURCHASE
 SEE THE ADDRESS LABEL BELOW FOR THE NUMBER OF SHARES ALLOCATED TO YOUR ACCOUNT

  In accordance with the S&T Bancorp, Inc. (the "Company") Offer to Purchase dated January 20, 1998, a copy of which I have received and read, and pursuant to the pass-through provisions of the Company's Thrift Plan (the "Plan"), I hereby direct the Plan's Trustees

  To tender the number of shares allocated to my account at the price or prices indicated below:

   PRICE:             $46.00 $46.50 $47.00 $47.50 $48.00 $48.50 $49.00
   NUMBER OF
    SHARES TENDERED:
                      ------ ------ ------ ------ ------ ------ ------

                                  INSTRUCTIONS

  Carefully complete the Direction Form above. Then insert today's date and sign your name in the space provided below. Enclose the form in the included envelope and return it promptly to the Investment Management and Trust Services Department. Your Direction Form must be received no later than 5:00 p.m., Eastern time, on February 18, 1998. Direction Forms that are not fully or properly completed, dated, and signed, or that are received after the deadline, will be ignored, and the shares allocated to your account will not be tendered. Note that the Trustees also have the right to ignore any direction that it determines cannot be implemented without violation of ERISA.

  Neither the Company, its Board of Directors, the Trustees, nor any other party makes any recommendation to participants as to whether to tender shares, the price at which to tender, or to refrain from tendering shares. Each participant must make his or her own decision on these matters.

  As of January 15, 1998, there were allocated to your account the number of shares of common stock on the label below.

                                              Date:          , 1998


                                              ----------------------------------
                                                        Your Signature
                                              (Please sign as your name appears
                                                            below)

                                                                 Exhibit (a)(8)
                                  MEMORANDUM

TO:ALL STAFF

FROM:JIM MILLER

DATE:JANUARY 20, 1998

RE:TENDER OFFER FOR THE COMMON STOCK OF S&T BANCORP, INC.

  The Board of Directors of S&T Bancorp, Inc. has approved the purchase of 1,500,000 shares of our common stock by means of what is termed a "Modified Dutch Auction Tender." We have made every effort to communicate this action to you as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement, which was made this morning. We will provide further information if additional questions come up.

QUESTION: Why is S&T Bancorp, Inc. offering to repurchase its stock?

ANSWER: Over time, S&T's profitable operations have contributed to the growth of a capital base that exceeds all regulatory standards and the amount of capital to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to attempt to maximize shareholder value, management and its Board of Directors determined that a purchase of our shares is currently the best alternative to accomplish these objectives.

QUESTION: What is a "Modified Dutch Auction"?

ANSWER: A Modified Dutch Auction is a process whereby a company makes a direct tender offer to its own shareholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all shareholders whose shares are accepted. In this case, the Company is making a direct offer to all of its shareholders to purchase in the aggregate 1,500,000 shares of common stock at a price not less than $46.00 nor in excess of $49.00 per share. This process allows each shareholder to elect whether to sell stock, and the price the shareholder is willing to sell at within the given price range. After receiving tenders of shares, at the termination of the Offer, the Company will choose the price within the specified range that will permit it to purchase the amount of securities sought, and this price will become the Purchase Price.

QUESTION: How should I respond to questions?

ANSWER: S&T Bancorp, Inc. has hired a special Information Agent to handle all questions. The Information Agent is Corporate Investor Communications, Inc., and their toll-free telephone number is (800) 201-9605. Because S&T Bancorp, Inc. is the purchaser of the shares, and because securities laws are involved, it is very important that all questions be referred to the Information Agent. No staff member of S&T Bancorp, Inc. is allowed to answer any questions or give any advice regarding the tender offer. We are aware that many shareholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the Information Agent or the holder's broker or investment advisor.

QUESTION: What do I say if a shareholder asks, "Should I sell (tender) my stock?"

ANSWER: Members of the S&T Bancorp, Inc. staff must not give any investment advice to shareholders. The shareholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the shareholder may call the Information Agent or the Dealer Manager, they will not receive investment advice from either organization. They should be directed to contact their broker or investment advisor.

QUESTION: What do I do if someone brings a Letter of Transmittal to me or my office or sends it to our office by mail?

ANSWER: Because tenders must be received by ChaseMellon Shareholder Services, L.L.C., within a limited amount of time, we cannot take the responsibility for having any shareholder's tender delivered by mail or by hand. Shareholders must send tenders directly to ChaseMellon Shareholder Services, L.L.C. at the address provided in the tender offer documents. That address is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

               By Mail:

                                                 Overnight Delivery:

             P.O. Box 3301                       85 Challenger Road
      South Hackensack, NJ 07606                   Mail Drop Reorg
                                              Ridgefield Park, NJ 07660
                                              Attn: Reorganization Dept.


                                   By Hand:

                                 120 Broadway
                                  13th Floor
                              New York, NY 10271

QUESTION: May employees of S&T Bancorp, Inc. tender shares in the offer?

ANSWER: Yes. Employees who own shares of S&T Bancorp, Inc. common stock are eligible to tender their shares. You will receive a complete copy of the same documents that are being provided to other shareholders.

QUESTION: May employees tender shares they own in the Thrift Plan?

ANSWER: Yes. We are enclosing a complete copy of all of the documents from the Investment Management and Trust Services Department who are trustees for the plans. Just as you vote your shares through the proxy process at the annual meeting, you have to instruct the trustees (Investment Management and Trust Services) if you want to tender some or all of your 401k/ESOP shares. Remember, if you do tender, to provide Employee Services with a subsequent form of how to reallocate your investments, i.e., direction on how you want this cash reinvested. Your decision will be kept confidential.

                                                                  Exhibit (a)(9)

                               S&T BANCORP, INC.

                             QUESTIONS AND ANSWERS
                               ABOUT THE OFFER OF
                               S&T BANCORP, INC.

                  TO PURCHASE FOR CASH UP TO 1,500,000 SHARES
                     OF COMMON STOCK AT A PURCHASE PRICE OF
                           $46.00 TO $49.00 PER SHARE



                                JANUARY 20, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   QUESTIONS AND ANSWERS ABOUT THE OFFER OF
                               S&T BANCORP, INC.
                             TO PURCHASE ITS STOCK

  The following information is designed to answer frequently asked questions about the offer by S&T Bancorp, Inc. (the "Company") to purchase shares of its common stock. Shareholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the of-fer.

Q. WHY IS THE COMPANY MAKING THIS OFFER?
A.The Company believes it has a strong and more than adequate capital base which will allow them to continue to grow their business and using the addi-tional capital to buyback stock will allow them to increase shareholder value. The repurchasing of stock is designed to increase the Company's return on eq-uity by reducing the amount of equity outstanding.

Q. WHAT IS THIS OFFER TO PURCHASE?
A.The Company is inviting its shareholders to tender shares of its common stock at prices not less than $46.00 nor in excess of $49.00 per Share in cash, as specified by shareholders tendering their Shares. The Company will determine the single per Share price, not less than $46.00 nor in excess of $49.00 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into ac-count the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy 1,500,000 Shares (or such lesser number of Shares as are properly tendered at prices not less than $46.00 nor in excess of $49.00 per Share). This type of issuer tender offer is commonly referred to as a "Modified Dutch Auction."

Q. WHAT IS A "MODIFIED DUTCH AUCTION?"
A.A Modified Dutch Auction is a process whereby a company makes a direct ten-der offer to its own shareholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all shareholders whose shares are accepted. In this case, the Company is making a direct offer to all of its shareholders to purchase in the aggregate 1,500,000 Shares of its common stock at a price not less than $46.00 nor in excess of $49.00 per Share. This process allows each shareholder to elect whether to sell stock, and the price the shareholder is willing to sell at within the given price range. After receiving tenders of Shares, at the termination of the Offer, the Company will choose the price within the specified range that will permit it to purchase the amount of secu-rities sought and this price will become the Purchase Price.

Q. WHAT WILL BE THE FINAL PURCHASE PRICE?
A.All Shares acquired in the Offer will be acquired at the Purchase Price. The Company will select the Purchase Price that will allow it to buy up to 1,500,000 Shares. All shareholders tendering at or below the Purchase Price will receive the same amount.

Q.WHAT WILL HAPPEN IF MORE THAN 1,500,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE PRICE?
A.In the event more than 1,500,000 Shares are tendered at or below the Pur-chase Price, Shares tendered at or below the Purchase Price will be acquired by the Company (i) first from any shareholder who owned beneficially, as of the close of business on January 15, 1998 and continues to own beneficially as of the termination of the Offer, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares, and (ii) then from all other tendering shareholders subject to proration.

Q. AT WHAT PRICE MAY I TENDER MY SHARES?
A.Shareholders may elect to tender their Shares in increments of 1/2 of a dol-lar ($.50) starting at $46.00 per Share up to and including $49.00 per Share. The election as to the number of Shares and the price a shareholder is willing to tender are to be indicated on the Letter of Transmittal.

Q. HOW DO I TENDER MY SHARES?
A.If you hold your Shares in certificate form, you must return a properly com-pleted Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the Shares being tendered, to the Depositary, ChaseMellon Shareholder Services, L.L.C., which must be received by them by 5:00 p.m. Eastern time on February 18, 1998.

PLEASE DO NOT ENDORSE YOUR CERTIFICATE(S).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Q. HOW DO I TENDER MY SHARES IF MY SHARES ARE HELD BY MY BROKER?
A. If your Shares are registered in street name with a broker, dealer, commer-cial bank, trust company or other nominee, you will need to contact your bro-ker, bank or other nominee and instruct the nominee to make the tender of your Shares for you. You cannot tender such Shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering Shares in book-entry form for your cus-tomers, you must comply with the Book-Entry Delivery procedure described in
Section 3 of the Offer to Purchase.

Q. WHAT DO I DO IF I HAVE LOST MY CERTIFICATES, OR IF THEY HAVE BEEN MUTILATED, DESTROYED OR STOLEN, BUT I STILL WANT TO TENDER THEM?
A. Call the Depositary at (888) 884-8091 for instructions for tendering Shares in such circumstances.

Q. I WANT TO TENDER BUT I CANNOT GET MY STOCK TO THE DEPOSITARY ON TIME. WHAT CAN I DO?
A. If you cannot submit a valid tender by the expiration date but want to ten-der, you may complete the guaranteed delivery instructions which gives you three days to produce the certificates. Have an eligible institution help you fill out the form as instructed in Section 3 of the Offer to Purchase.

Q. DO I HAVE TO SELL MY STOCK TO THE COMPANY?
A. No. A shareholder is not required to tender any stock.

Q. WHAT HAPPENS IF I DO NOT TENDER MY STOCK TO THE COMPANY TO PURCHASE?
A. Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjust-ment, and you will continue to receive the same dividend and voting rights. However, since the Company will purchase up to 1,500,000 of its outstanding Shares, the percentage of the outstanding stock which you own will increase since the number of outstanding Shares will be reduced.

Q. IF I DO TENDER MY SHARES, WHEN WILL I RECEIVE THE MONEY?
A. As soon as practicable after the Expiration Date. If you are a registered shareholder, you will receive a check from the Depositary or if you hold your stock with a bank or broker your account will be credited.

Q. WHAT IF THE TERMS OF THE OFFER CHANGE?
A. In the event the Expiration Date is extended or if the terms of the Offer are materially changed, the Company will generally give notice of the change and, under certain circumstances, shareholders will be able to change or with-draw their tender for at least 10 business days from such notice.

Q. CAN I TENDER PART OF MY STOCK AT DIFFERENT PRICES?
A. Yes, you can elect to tender part of your stock at one price and an addi-tional amount at a second price. For example, if you owned 1,500 Shares, you could tender 500 Shares at one price, 500 Shares at another and keep the re-maining 500 Shares. However, you cannot tender the same stock at different prices. In the prior example, the shareholder owning 1,500 Shares cannot ten-der 1,500 at one price and 1,500 at another price. If you tender some Shares at one price and other Shares at a different price, you must use a separate Letter of Transmittal for each price.

Q. IS THERE ANY BROKERAGE COMMISSION?
A. No. The Company will purchase stock directly from each shareholder at the Purchase Price without the use of a broker.

Q. CAN I CHANGE OR CANCEL MY TENDER?
A. You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00p.m. Eastern time on February 18, 1998. Generally after February 18, 1998, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the February 18, 1998 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the February 18, 1998 deadline.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Q. CAN YOU SUMMARIZE THE PROCESS BY WHICH SHARES ARE VALIDLY TENDERED?
A. Generally, for certificated Shares you must complete the Letter of Transmit-tal (the blue form) as follows:

 . List the certificates and the number of Shares that you are tendering in the box captioned "Description of Shares Tendered".
 . Check the box specifying the price at which you are tendering in the box captioned "Price (in Dollars) Per Share at Which Shares are Being Ten-dered".
 . If you want to give us special payment instructions, complete the box cap-
   tioned "Special Payment Instructions".
 . If you want to give us special delivery instructions, complete the box cap-
   tioned "Special Delivery Instructions".
 . If you are an Odd Lot Holder (i.e., you hold fewer than 100 Shares) who is tendering all your shares, complete the box captioned "Odd Lots".
 . If your Shares are being delivered by book-entry, complete the box cap-
   tioned "Box Below for Use By Eligible Institutions Only".
 . Complete the substitute Form W-9 to certify your tax identification number. . Sign the Letter of Transmittal in the box captioned "Sign Here" (in certain circumstances, signatures must be guaranteed in this Box, see Instructions 1 and 6 in the Letter of Transmittal).

You must deliver your Share certificates or comply with the book-entry deliv-ery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the Depositary, ChaseMellon Shareholder Services, L.L.C., no later than 5:00 p.m. Eastern time on February 18, 1998. If you are tendering Shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your in-structions, tender Shares for you. Please see Section 3 and the Letter of Transmittal for more details about how to tender Shares.

Q. CAN I TENDER SHARES HELD IN THE COMPANY'S DIVIDEND REINVESTMENT PLAN?
A. Yes, shares credited to your account will be tendered by the Depositary ac-cording to instructions provided by you.

Q. HOW CAN I GET MORE INFORMATION?
A. If you have a question, please call our Information Agent, Corporate In-vestor Communications, Inc., at (800) 201-9605 from 9:00 a.m.-5:00 p.m., East-ern time Monday through Friday.



THIS BROCHURE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE OFFER TO PURCHASE THE STOCK OF THE COMPANY IS MADE ONLY BY THE S&T BANCORP, INC. OFFER TO PURCHASE DOCUMENT DATED JANUARY 20, 1998 AND THE ACCOMPANYING LETTER OF TRANSMITTAL.

                                                                Exhibit (a)(10)

FOR IMMEDIATE RELEASE
Date: January 20, 1998

Contact: Jim Barone, Treasurer
412-465-1417

                               S&T BANCORP, INC.

                                   ANNOUNCES
            OFFER TO BUY UP TO 1,500,000 SHARES OF ITS COMMON STOCK

  INDIANA, PENNSYLVANIA (Nasdaq NMS: STBA)--S&T Bancorp, Inc. announced today that its Board of Directors has authorized the repurchase of up to 1,500,000 shares of its common stock, which represents approximately 11 percent of its outstanding shares as of January 15, 1998. The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, S&T Bancorp shareholders will be given the opportunity to sell part or all of their shares to the Corporation at a price of not less than $46.00 per share and not more than $49.00 per share. The offer to purchase shares is commencing immediately and will expire at 5:00 p.m. Eastern time on February 18, 1998 unless extended by S&T Bancorp, Inc.

  Under the procedures for a Modified Dutch Auction Tender, shareholders may offer to sell all or a portion of the shares they own within a price range of not less than the minimum price of $46.00 and not in excess of the maximum price of $49.00 specified in the tender. Upon the expiration of the offer, S&T Bancorp, Inc. will select the purchase price that will allow it to buy 1,500,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 1,500,000 shares, the purchase price will be the highest price specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks.

  James C. Miller, President and Chief Executive Officer of S&T Bancorp, Inc., stated, "S&T Bancorp, Inc. is announcing this tender offer because the Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on shareholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender, because it is a positive action that has the potential for improving shareholder returns in an expeditious manner. If the tender offer is successful, it is expected to improve our return on equity, as well as our earnings per share."

  At December 31, 1997, S&T Bancorp had assets of $1.9 billion and shareholders' equity of $260 million.

  Headquartered in Indiana, PA, S&T Bank, the principal subsidiary of S&T Bancorp, Inc., operates 38 offices within Armstrong, Allegheny, Indiana, Jefferson, Clearfield and Westmoreland counties.

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of S&T Bancorp, Inc. common stock. The offer may be made solely by the Offer to Purchase and the related Letter of Transmittal, which will be sent to all shareholders upon commencement of the offer.

                                                                Exhibit (a)(11)

  This announcement is neither an Offer to Purchase nor a solicitation of an offer to sell shares of S&T Bancorp, Inc. common stock. The offer is made solely by the Offer to Purchase, dated January 20, 1998, and the related Letter of Transmittal, copies of which may be obtained from the Information Agent.

                               S&T BANCORP, INC.

                                   OFFERS TO

                PURCHASE FOR CASH UP TO 1,500,000 SHARES OF ITS
                                 COMMON STOCK

           AT A PURCHASE PRICE NOT LESS THAN $46.00 NOR IN EXCESS OF

                               $49.00 PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., EASTERN TIME, ON FEBRUARY 18, 1998,
                         UNLESS THE OFFER IS EXTENDED.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 COMMERCE ROAD
                              CARLSTADT, NJ 07072

                                (201) 896-1900

                     THE DEALER MANAGER FOR THE OFFER IS:

                         KEEFE, BRUYETTE & WOODS, INC.
                               TWO WORLD CENTER
                              NEW YORK, NY 10048

                                (212) 323-8450

January 20, 1998

                                                                Exhibit (a)(12)

                                                            CONTACT: JIM BARONE
                                                                   412-465-1417

TO BE RELEASED:
Tuesday, January 20, 1998
At 8:15 a.m.

                   S&T BANCORP ANNOUNCES INCREASED EARNINGS

Indiana, Pennsylvania (Nasdaq NMS:STBA)--S&T Bancorp today reported record earnings for the year ending December 31, 1997. Fourth quarter net income of $8,711,000 or $0.62 per share exceeded last year's quarterly results of $6,935,000 and $0.49 per share by approximately 26 percent. For the year ending December 31, 1997, net income increased 18 percent to $33,414,000 from $28,241,000 in 1996. Basic earnings per share increased 18 percent to $2.36 in 1997 from $2.00 per share in 1996. Diluted earnings per share also increased 18 percent to $2.34 from $1.99. All prior period amounts have been restated to reflect the pooling of interests transaction with Peoples Bank of Unity, which closed on May 2, 1997.

  Return on assets was 1.84 percent for 1997 versus 1.65 percent in 1996. Return on equity increased to 13.71 percent in 1997 from 13.01 in 1996. James
C. Miller, President and Chief Executive Officer, stated, "We are very pleased with our 1997 results. Besides completing and converting the Peoples Bank of Unity acquisition, we were able to show strong revenue growth in both net interest and noninterest income."

  Net interest income increased approximately 7 percent in 1997. Gross loans increased 6 percent or $74,000,000 and ended the year at $1.274 billion. Commercial loans provided all of the growth as consumer loans declined due to the de-emphasis of indirect automobile lending. Miller added, "Commercial mortgage demand was particularly strong throughout the year, especially in our newer markets of Allegheny and Westmoreland counties. The referral network we have built in recent years continues to make us aware of available transactions, and our responsive personalized service has taken advantage of those opportunities. In addition, we expanded our securities portfolio by approximately $70,000,000 in the fourth quarter to take advantage of a declining interest rate environment, and this had a positive effect on net interest income."

  Noninterest income, excluding security gains, increased approximately 11 percent for the year, led by a 12 percent increase in trust fees and a 14 percent increase in deposit and other service charges.

  Security gains and other gains on sales of assets amounted to $5,697,000 in 1997 versus $2,310,000 in 1996. Most of these gains resulted from equity sales at S&T Investment Company. In the fourth quarter of 1997, S&T Investment Company donated marketable securities to the S&T Bancorp Charitable Foundation, which resulted in an approximate $571,000 security gain and a $795,000 increase in noninterest expense. S&T Investment Company had unrealized gains of approximately $58,000,000 at December 31, 1997.

  Asset quality continues to be very strong. Nonperforming loans were $3,602,000 at December 31, 1997, down from $10,268,000 on December 31, 1996.
Nonperforming loans represent 0.28 percent of total loans. The allowance for loan losses was $20,427,000 or 1.60 percent of total loans at December 31, 1997.

  S&T Bancorp increased its dividend to $0.30 per share on December 15, 1997. This was the second increase during 1997 with dividends declared rising 18 percent over the preceding year. In addition, book value per share grew from $16.02 on December 31, 1996 to $18.39 on December 31, 1997. The market value of S&T stock increased 41 percent during 1997 and closed the year at $43.25.